SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                          TENDERCARE INTERNATIONAL, INC
                                (Name of Issuer)

                                  Common Stock,
                         (Title of Class of Securities)

                                   74961F1058
                                 (CUSIP Number)

                                  Edward Reiss
                           Co-Chief Executive Officer
                         TENDERCARE INTERNATIONAL, INC.
                             3925 North Hastings Way
                              Eau Claire, WI 54703
                                 (715) 833-1750
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
   Notices and Communications on Behalf of the Persons Filing this Statement)

                                 With copies to:
                              Steven Randall, Esq.
                          Michael Best & Friedrich LLP
                              Two Prudential Plaza
                               180 N. Stetson Ave.
                                   Suite 2000
                                Chicago, IL 60601
                                 (312) 222-0800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 10, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 74961F108
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    Edward Reiss
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2 (d) OR 2 (e) |_|

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          American

--------------------------------------------------------------------------------
   NUMBER OF          7.   SOLE VOTING POWER                     1,065,208 (1)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.   SHARED VOTING POWER
 OWNED BY EACH       -----------------------------------------------------------
   REPORTING          9.   SOLE DISPOSITIVE POWER                1,065,208 (1)
  PERSON WITH        -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                             1,065,208 (1)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES*                         |X|

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW (11)                                        14.24% (1)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON IN

--------------------------------------------------------------------------------
(1) Includes 3,792 shares held by Mr. Reiss in trust for his daughter.

--------------------------------------------------------------------------------
CUSIP NO. 74961F108
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    Brenda Schenk
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2 (d) OR 2 (e) |_|

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          American

--------------------------------------------------------------------------------
   NUMBER OF          7.   SOLE VOTING POWER                     2,750,221
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.   SHARED VOTING POWER
  OWNED BY EACH       ----------------------------------------------------------
   REPORTING          9.   SOLE DISPOSITIVE POWER                2,750,221
  PERSON WITH        -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                             2,750,221

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW (11)                                        36.76%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON IN

--------------------------------------------------------------------------------

      THIS SCHEDULE 13D is filed jointly by Edward Reiss ("Mr. Reiss") and Brenda Schenk ("Ms. Schenk"). In this Schedule 13D, Mr. Reiss and Ms. Schenk are sometimes individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this
Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of common stock of TenderCare International, Inc. (the "Issuer") beneficially owned by the other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as
Exhibit 99.1. This joint filing shall also serve to amend Mr. Reiss's Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 20, 2002 and Ms. Schenk's Schedule 13D filed with the SEC on January 28, 2000.

Item 1.     Security and Issuer.

            Common Stock, par value $0.01 (the "Common Stock)

            TenderCare International, Inc.
            3925 North Hastings Way
            Eau Claire, Wisconsin 54703

Item 2.     Identity and Background.

            (a)   Edward Reiss
                  Brenda Schenk

            (b) The principal business office of both Mr. Reiss and Ms. Schenk is:

                  TenderCare, International, Inc.
                  3925 North Hastings Way
                  Eau Claire, Wisconsin 54703

            (c) Mr. Reiss and Ms. Schenk are the co-Chief Executive Officers of the Issuer.

            (d) During the last five years, neither Mr. Reiss nor Ms. Schenk has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither Mr. Reiss nor Ms. Schenk was either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Both Mr. Reiss and Ms. Schenk are citizens of the United
                  States.

Item 3.     Source and Amount of Funds or Other Consideration.

            (a) The Issuer currently contemplates financing the potential transaction described in Item 4 below (the "Reverse Split") through a combination of available cash in the Issuer and borrowings from Mr. Reiss and Ms. Schenk.

            (b) The Reporting Persons may purchase additional shares of Common Stock through privately negotiated and/or open market transactions for investment purposes and to avoid having fractional shares cashed out in the Reversed Split described below. Each of the Reporting Persons plans to finance any such purchases with their respective personal funds.

Item 4.     Purpose of Transaction.

            (a) Acquisitions of Common Stock made by Mr. Reiss described in this Schedule 13D were made for investment purposes. The Reporting Persons reserve the right to acquire additional shares of Common Stock or to dispose of all or some of their shares of the Common Stock through privately negotiated and/or open market transactions or to pursue other types of strategic transactions involving the Issuer.

            (b)   Not applicable.

            (c)   Not applicable.

            (d)   Not applicable.

            (e)   Not applicable.

            (f)   Not applicable.

            (g)   Not applicable.

            (h)   See Item 4(i).

            (i) On December 14, 2005, the Issuer filed a statement on Schedule 13E-3 and a Preliminary Proxy Statement on Schedule 14A, pursuant to which the Issuer described and sought shareholder approval of its plan to effect a 1-for-25,000 reverse stock split of all outstanding shares of Common Stock. If approved and consummated, the Reverse Split would result in the Reporting Persons owning approximately 63.08% of the outstanding shares of Common Stock. In addition, following the Reverse Split transaction, the Issuer plans to terminate its registration under the Securities Exchange Act of 1934 and would no longer be required to file periodic reports with the Securities and Exchange Commission. The Common Stock would no longer be quoted on the OTC Bulletin Board and price quotations for the Common Stock would no longer be available.

            On February 10, 2006, the Reporting Persons expressed their intention to provide financing for the Reverse Split.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) Information concerning the amount and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth below:

                  Sole Voting and   Shared Voting    Aggregate    Percentage of
                   Dispositive     and Dispositive   Beneficial    Outstanding
Reporting Person      Power             Power        Ownership        Shares
----------------      -----           ---------      ---------        ------
Edward Reiss       1,065,208 (1)          0          1,065,208 (1)    14.24% (1)
Brenda Schenk      2,750,221              0          2,750,221        36.76%

            (1) Includes 3,792 shares held by Reiss in trust for his daughter.

            (c) Since the most recent filing on Schedule 13D, Mr. Reiss has acquired Common Stock in the following transactions:

                          Amount of
                         Securities      Price     How Transaction
Date of Transaction       Involved     Per Share      Effected
-------------------       --------     ---------      --------
December 4, 2004          1,000          $.34        Open market
May 15, 2005              109,600        $.35        Open market
May 15, 2005              3,792          $.35        Open market
May 18, 2005              5,000          $.25        Open market

May 19, 2005              5,000          $.30        Open market
May 20, 2005              55,000         $.375       Open market
May 25, 2005              15,000         $.383       Open market
May 26, 2005              29,600         $.417       Open market

            (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The Reporting Persons have advised the Issuer that they will loan to the Issuer the cash necessary to purchase fractional shares in the Reverse Split. The exact amount of the loans to be made by the Reporting Persons to the Issuer will depend upon the number of fractional shares to be purchased by the Issuer in the Reverse Split and the amount of cash or cash equivalents available to the Issuer at the time of consummation of the Reverse Split to purchase such Shares. The Issuer has advised the Reporting Persons that it currently expects that approximately $300,000 in loan proceeds will be necessary to supplement its cash and cash equivalents for purchases of fractional shares of Common Stock and other expenses incurred in connection with the Reverse Split. At this time, each of Mr. Reiss and Ms. Schenk plans to finance $150,000 of that amount.

            The Reporting Persons and the Issuer have agreed that the loan transactions will be subject to the terms of a promissory note to be executed by the Issuer in favor of Mr. Reiss and Ms. Schenk, respectively, substantially in the form of Exhibit 99.2 (the "Promissory Note"). Under the Promissory Note, the Issuer would agree to pay to each of Mr. Reiss and Ms. Schenk the principal amount of the Promissory Note, plus interest of 7% per annum. The Promissory Note would be payable on demand and includes no penalty for pre-payment. In the event of default under the Promissory Note that continues for a period of 10 days, the holder may, at his or her option, declare the whole sum then remaining unpaid immediately due and payable. In case of any such default, the Issuer agrees to pay all costs of collection including reasonable attorney's fee, whether or not suit is instituted.

            Other than as described in this Item 6 there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

               Exhibit No.             Title
               -----------             -----
                  99.1        Joint Filing Agreement
                  99.2        Form of Promissory Note

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated: February 14, 2006               /s/ Edward Reiss
                                                ------------------------
                                                     Edward Reiss

            Dated: February 14, 2006               /s/ Brenda Schenk
                                                ------------------------
                                                     Brenda Schenk